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                           Morgan, Lewis & Bockius LLP
                              1800 M Street, N.W.
                           Washington, DC 20036-5869

                                October 9, 2001

VIA FACSIMILE
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
     THE AMERICAN SEPARATE ACCOUNT 5  (THE "REGISTRANT")
     FILE NOS. 333-62662; 811-10409
     ------------------------------

Ladies and Gentlemen:

On behalf of the Registrant, we submit this letter pursuant to Rule 473(c) under the Securities Act of 1933 for the purpose of amending the registration statement that was filed on September 20, 2001 to add to the facing page the following language prescribed by Rule 473(a):

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The amendment made by this letter will be confirmed within a reasonable time by the filing of a signed copy via EDGAR transmittal.

Very truly yours,

/s/  Michael Berenson

Michael Berenson

cc:      John R. McGeeney, Esq.
         Craig A. Hawley, Esq.
         Christopher D. Menconi, Esq.
MB:ds